EXHIBIT 99.2

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1) OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND FOR THE THREE MONTHS THEN ENDED AND RELATED NOTES INCLUDED IN THIS REPORT AND (2) OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND RELATED NOTES FOR THE YEAR THEN ENDED AND (3) OUR REPORT OF FORM 6-K, FILED FEBRUARY 7, 2008. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN UNITED STATES ("US GAAP").

Prior to the 2007 audited consolidated financial statements, the Company prepared its financial statements in accordance with generally accepted accounting principles in Israel ("IL GAAP") and provided reconciliation to US GAAP in the notes to the financial statements. The Company recasted the comparative amounts included in its financial statements and in this report to US GAAP.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

                                                    THREE MONTHS ENDED
                                                         MARCH 31,
                                                    ------------------
                                                    2008          2007
                                                    -----        -----

STATEMENT OF OPERATIONS DATA:
Total revenues                                        100%         100%
Cost of total sales                                 118.5        128.6
                                                    -----        -----
Gross loss                                          (18.5)       (28.6)

Research and development expenses, net                5.2          6.5
Marketing, general and administrative expenses       13.5         14.5
                                                    -----        -----
Operating loss                                      (37.1)       (49.6)
Financing expense, net                              (13.5)       (22.9)
Other income (expenses), net                         (0.7)         0.1
                                                    -----        -----
Loss                                                (51.4)%      (72.4)%
                                                    =====        =====

THREE MONTHS ENDED MARCH 31, 2008 COMPARED TO THREE MONTHS ENDED MARCH 31, 2007

     REVENUES. Revenues for the three months ended March 31, 2008 increased by 3.6% to $57.6 million from $55.6 million for the three months ended March 31, 2007.

     COST OF TOTAL SALES. Cost of total sales for the three months ended March 31, 2008 amounted to $68.3 million, compared with $71.5 million for the three months ended March 31, 2007. This decrease of 4.6% in cost of sales despite the increase in revenues was mainly attributable to a reduction in depreciation and amortization expenses following the previously announced change in the estimated useful lives of the Company's machinery and equipment in the second quarter of 2007 (and as a result, the Company's machinery and equipment is depreciated over estimated useful lives of 7 years rather than 5 years).

     GROSS LOSS. Gross loss for the three months ended March 31, 2008 was $10.6 million compared to a gross loss of $15.9 million for the three months ended March 31, 2007. The decrease in gross loss was mainly attributable to the 4.6% decrease in Cost of Total Sales and by the 3.6% increase in Sales as described above.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the three months ended March 31, 2008 decreased to $3.0 million from $3.6 million for the three months ended March 31, 2007.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the three months ended March 31, 2008 decreased to $7.8 million from $8.1 million for the three months ended March 31, 2007.

     OPERATING LOSS. Operating loss for the three months ended March 31, 2008 was $21.4 million, compared to $27.6 million for the three months ended March 31, 2007. The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above.


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     FINANCING EXPENSES, NET. Financing expenses, net for the three months ended
March 31, 2008 were $7.8 million compared to financing expenses, net of $12.7 million for the three months ended March 31, 2007. This decrease is mainly due to measuring at fair value of our loans and convertible debentures derivatives which was partially offset by the influence of the valuation of the NIS in relation to the dollar.

     OTHER (EXPENSE) INCOME, NET. Other expense, net, for the three months ended March 31, 2008 was $0.4 million compared to other income, net of $0.1 million for the three months ended March 31, 2007.

     LOSS. Loss for the three months ended March 31, 2008 was $29.6 million, compared to $40.2 million for the three months ended March 31, 2007. This decrease is attributable to the decrease of $5 million in the gross loss and to the $5 million decrease in financing expenses described above.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the three months ended March 31, 2008, the exchange rate of the dollar in relation to the NIS decreased by 7.6% and there was no change in the Israeli Consumer Price Index, or CPI (during the three months ended March 31, 2007 there was a decrease of 1.7% in the exchange rate of the dollar in relation to the NIS and a decrease of 0.2% in the CPI).

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations. The recent devaluation of the US dollar in relation to the NIS mainly increased our dollar expenses related to our NIS denominated debentures and the dollar amount of our NIS denominated expenses.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2008, we had an aggregate of $32.4 million in cash and cash equivalents. This compares to $44.5 million we had as of December 31, 2007.

     During the three months ended March 31, 2008, we raised $32 million through long-term loans and generated a net amount of $3.7 million from our operating activities. These liquidity resources partially financed the capital expenditure investments we made during the three months ended March 31, 2008, which aggregated to an amount of $41.1 million, in connection with the purchase and installation of equipment for the ramp up of Fab 2 and repayment of convertible debentures in the amount of $8.2 million.

We continue to examine alternatives for additional funding sources in order to fund our Fab2 ramp-up plan, support our growth plans, including the Jazz's acquisition described below, and improve our shareholders' equity, otherwise expected to become negative.

As of March 31, 2008, we had long-term loans from banks in the amount of $390.2 million (most of which are presented at fair value), which we obtained mainly in connection with the establishment of Fab 2. As of such date, we had an aggregate of $125.0 million of debentures, of which $8.4 million are presented as current maturities.

ACQUISITION OF JAZZ TECHNOLOGIES

On May 2008, the Company entered into a definitive agreement (the "Agreement") with Jazz Technologies(TM), Inc (AMEX: JAZ), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, a leading independent wafer foundry focused on Analog-Intensive Mixed -Signal (AIMS) process technologies based in NewPort Beach, California ("Jazz"), pursuant to which the Company is to acquire Jazz in a stock-for-stock transaction.

The Agreement provides that, upon the terms and subject to the conditions set in the Agreement, Jazz will merge with a wholly-owned subsidiary of the Company (to be formed for that purpose), with Jazz as the surviving corporation (the "Acquisition"). The Agreement has been approved by the boards of directors of both the Company and Jazz and is subject to the approval of Jazz's shareholders and other customary closing conditions and other regulatory approvals. The acquisition is expected to close in the second half of 2008.